PROXY MEMORANDUM

To:	Altria Shareholders

Subject:	Proposal 5

Date:	April 10, 2023

Contact:	Catherine Rowan, Director, Socially Responsible Investments, Trinity Health

rowancm@trinity-health.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

At the upcoming Altria Group, Inc. (“Altria” or “the Company”) annual shareholder meeting on May 18, 2023, shareholders will have the opportunity to vote on Proposal 5 (the “Proposal”) entitled: “Report on Congruence of Political and Lobbying Expenditures with Company Value and Policies”. Trinity Health and co-filers CommonSpirit Health and the Sisters of St. Joseph of Carondelet, St. Paul Province (“the Proponents” urge you to vote FOR Proposal 5 as described below:

Shareholders request that Altria annually analyze and report on the congruence of its political and lobbying expenditures during the preceding year against its publicly stated company values and policies, listing and explaining instances of incongruent expenditures, and stating whether the identified incongruencies have or will lead to a change in future expenditures or contributions.

Political spending and corporate lobbying are key issues for investors as they manage social and environmental risks in their portfolios. More and more investors are seeking transparency and disclosure of corporations’ efforts to review and analyze their political and lobbying expenditures in order to ensure they are aligned with corporate responsibility strategies and commitments.

There is increasing attention on whether a corporation’s engagement in public policy is in line with its own values and policies. For example, the Responsible Lobbying Framework 1, a voluntary, self-assessment framework developed by civil society organizations for use by any organization that does lobbying, has as one of its Principles “Consistency”, meaning: “processes to review and proactively manage relationships with third-party organizations, including clear steps to be taken in cases of misalignment of positions, from engagement with the organization to align positions escalating to withdrawing support.” Another Principle is “Accountability”, recommending that companies conduct periodic audits, “the results of which should inform policies and be publicly reported, of: all public disclosures to ensure accuracy and completeness; all lobbying activities within the organization to ensure alignment; the controls over third-party membership organizations such as trade associations, or intermediary lobbyists, to ensure effectiveness.”

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1 https://www.responsible-lobbying.org

The Global Standard on Responsible Corporate Climate Lobbying2, developed by a group of institutional investors backed by climate research, provides suggestions for how companies can ensure that their lobbying aligns with the Paris Climate Agreement. For example, there are expectations for companies to “establish a clear framework for addressing misalignments between the climate change lobbying positions adopted by the associations, alliances and coalitions of which it is a member and the goal of restricting global temperature rise to 1.5C degrees above pre- industrial levels” and to publish annually “a review covering the company’s assessment and actions related to the 1.5C alignment of: (a) its own climate change lobbying activities; (b) the climate change lobbying activities of the associations, alliances, coalitions or thinktanks of which it is a member or to which it provides support” and report on any actions to address misalignment.

In addition, the Corporate Political Responsibility Task Force of the University of Michigan’s Erb Institute developed the “Erb Principles for Corporate Political Responsibility, a “non-partisan template to help companies determine whether and how to engage in civic and political affairs responsibly”. One of their recommendations is that companies commit to take meaningful and proactive steps to address any misalignment in their political activities…. providing mechanisms for hearing stakeholder concerns and prioritizing based on impact to affected stakeholders” 3

Our Proposal urges Altria to monitor, assess and report publicly on how it ensures the politicians and trade associations it supports are not working at cross-purposes with the company’s stated values and strategic goals.

We recognize that Altria’s disclosure on political and lobbying expenditures has improved over the years, and are pleased to note the Company’s Statement of Opposition (“the Statement”) indicates that Altria will add two more additional disclosures.

However, we do not believe these additional disclosures are sufficient. For example, there is no disclosure of the non-deductible portion of trade association payments ( under 162(e)(1)(a) of the US Tax Code) that goes to lobbying. So we have no information on the size of Altria payments used for lobbying by their trade associations.

In 2021, one-third of Altria shares supported a resolution seeking this disclosure. Such disclosure is needed in order for shareholders to better understand the risks and benefits of the Company’s lobbying activities and trade association memberships.

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2 https://climate-lobbying.com

3 https://erb.umich.edu/wp-content/uploads/2023/03/Erb-Principles-for-CPR_v1_0.pdf

Part of Altria’s argument for opposing the Proposal is because Altria is already a leader in disclosure. Altria’s Statement notes that the Company has been rated as a “Trendsetter” in the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However this argument ignores the fact that the CPA-Zicklin ranking does not cover lobbying spending disclosure, so it is misleading to imply the Trendsetter rating covers an essential focus of our Proposal: lobbying. The Center for Political Accountability, a developer of the Index, states on its website: “The Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values and does not cover company lobbying spending or activities.”4

We do acknowledge many categories of leadership in the Company’s 2022 Lobbying and Political Activity Transparency & Integrity Report (“the Report”) and are pleased to see ongoing improvements. But serious gaps remain that should be addressed by the Board. Investor support of the Proposal is warranted to encourage the company to improve its disclosure and oversight.

Altria intentionally misreads the Proposal and turns it into a ridiculous request when it argues the Proposal would require the Company to evaluate 1350 policy positions of the U.S. Chamber of Commerce and compare them to Altria’s positions. In discussions with Company management, investors were clear that we were not seeking an endless examination of every position taken by the numerous trade associations of which the Company is a member. Rather, we asked that they focus on the Company’s priority issues to review alignment, explain instances of incongruent political or lobbying expenditures or activities, and report whether any identified incongruencies have or will lead to a change in future expenditures or contributions. This is a reasonable request to assess whether a trade association is acting in opposition to the Company’s own stated Vision and Responsibility Focus Areas and thus putting our integrity and reputation at risk.

For example, Altria is a member of the American Legislative Exchange Council (“ALEC”) , a non-profit that works with state lawmakers and corporations to promote model laws. Altria also serves on its Private Enterprise Advisory Council and co-chairs the ALEC Commerce, Insurance and Economic Development Committee. ALEC has attracted widespread negative attention for its role in promoting legislation opposing ESG investing which addresses issues like climate change and workplace safety.5 6 7

More than 100 corporations have cut their ties to ALEC including Exxon Mobil, Pfizer, Walmart , Pepsico and Comcast .

This past year, ALEC proposed two bills “barring public pensions from considering environmental, social and governance investment criteria [that] create massive legal risk for any pension fiduciary or service provider” 8. In short, Proponents believe ALEC’s model bills are misaligned with Altria’s own practice of having a Sustainability strategy for the Company.

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4 https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Index-Purpose-and-Misuse-Statement-6.27.22.pdf

5 https://financialpost.com/pmn/business-pmn/americas-political-right-has-a-new-enemy-no-1-esg-investors

6 https://www.politico.com/newsletters/the-long-game/2023/01/24/cracks-in-the-anti-esg-foundation-00079204

7 https://www.responsible-investor.com/anti-esg-model-policies-increase-liability-risk-for-pension-fiduciaries/

8 https://corpgov.law.harvard.edu/2023/02/27/the-liability-trap-why-the-alec-anti-esg-bills-create-a-legal-quagmire-for-fiduciaries-connected-with-public-pensions/

Similarly, if the Company is contributing to politicians who support anti-ESG efforts, are staunch climate deniers or who contest the legitimacy of the 2020 Presidential election, certainly such political support merits review. The Proposal’s central request does not lead the Company into an endless meritless review of every political action taken by a trade association; it asks Altria to focus on political spending and lobbying actions taken in narrow defined areas which are priorities for Altria.

Our Proposal cites a New York Times article whose headline reflects the reputation risks our Company faces when an analysis of alignment/misalignment is not undertaken. The article, “Big Tobacco Heralds a Healthier World While Fighting Its Arrival”, 9 reported: “Major cigarette companies, like Altria and R.J. Reynolds, acknowledge that cigarettes are dangerous and addictive, and they are heralding their investments in electronic cigarettes and other less-harmful alternatives to cigarettes. But, with much less fanfare, they are taking steps to slow the very smokeless future they claim to want: The companies have submitted letters protesting the proposed menthol ban in traditional cigarettes, and they have signaled they will similarly resist any efforts to lower nicotine levels.”

The analysis and report our Proposal seeks, we believe, will help to mitigate risks that the Company’s assets would be used to promote public policy objectives that (a) may not be clearly reflective of investor interests, (b) may be at odds with other corporate values, and/or (c) may jeopardize Altria’s reputation to the detriment of shareholder value.

For these reasons, the Proponents ask Altria shareholders to vote for Proposal 5.

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9 https://www.nytimes.com/2022/11/06/health/tobacco-fda-menthol-ban-nicotine.html?smid=em-share